[redacted]時律師事務所

07023593

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

HUADIAN 12g3-2(b)
File No. 82-4932

May 10, 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

RECEIVED

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated May 3, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

P.P. Chun-Hui Lin

Joyce Ip / Chun-Hui Lin

Encl.

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

dw 5/18

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on May 3, 2007:

1. Overseas Regulatory Announcement – Completion of Issue of First Tranche of Short-Term Debentures of 2007, released on May 10, 2007.

HUADIAN 12g3-2(b)
File No. 82-4932

THE STANDARD 10 MAY 2007

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT COMPLETION OF ISSUE OF FIRST TRANCHE OF SHORT-TERM DEBENTURES OF 2007

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "Company") has completed the issue of the first tranche of the Company's short-term debentures for the year 2007 on 8 May 2007. The total issuing amount of the first tranche of the short-term debentures is RMB 4 billion, issued at discount, with a maturity period of 272 days. The unit par value is RMB 100, the issue price is RMB 97.54 and the annual interest rate is 3.38%.

The Industrial and Commercial Bank of China acts as the leading underwriter and arranges the underwriting syndicate for this tranche of the short-term debentures. The short-term debentures will be issued in the PRC interbank debenture market through book building and centralized placing. The proceeds from the issue of the short-term debentures will be used to repay bank loans and to supplement the Company's working capital so as to reduce financing costs of the Company and to improve the Company's debt structure.

The relevant documents concerning the issue of this tranche of the short-term debentures have been published on the websites of China Money (http://www.chinamoney.com.cn) and China Bond (www.chinabond.com.cn).

The issue of the short-term debentures does not constitute any transaction under Chapter 14 and Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the short-term debentures or other securities of the Company, nor is this announcement calculated to invite offers for any securities of the Company.

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
9 May 2007

* *for identification only*

END